September 27, 2007

VIA EDGAR SUBMISSION AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Argentina S.A.
Form 20-F for the year ended December 31, 2006
Filed June 22, 2007
File No. 1-13464

Dear Mr. Spirgel:

Telecom Argentina S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 13, 2007 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company will work expeditiously to respond to the Comment Letter.  However, the Company will require additional time to consider and respond to the Staff’s comments as the Comment Letter was received via mail on Tuesday September 25, 2007.  Accordingly, we respectfully request an extension beyond the date required by the Comment Letter.  The Company currently expects to be able to file its response on or about October 16, 2007, which is sixteen business days from when the letter was received.

We are grateful for the Staff’s assistance with this matter.  Please send any future correspondence by fax to 011-5411-4313-2712 or by email to Marcelo F. Kozak at mkozak@ta.telecom.com.ar.  Please do not hesitate to call me at 011-5411-4968-3835 or 011-5411-4968-3875 or Jeffrey Smith of Davis Polk & Wardwell, our U.S. legal counsel, at 650-752-2058 with any concerns you might have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Marcelo F. Kozak
Marcelo F. Kozak Chief Administration Officer